

OCEANEERING INTERNATIONAL

2003 Annual Report


OCEANEERING

CORPORATE OVERVIEW

PROFILE

Oceaneering is an advanced applied technology company that provides engineered products and services to Customers who operate in marine, space, and other harsh environments.

Oceaneering's services and products are marketed worldwide to oil and gas companies, government agencies, and firms in the telecommunications, aerospace, and marine engineering and construction industries. Business offerings include remotely operated vehicles, mobile offshore production systems, built-to-order specialty hardware, engineering and project management, subsea intervention and installation services, non-destructive testing and inspections, and manned diving.

MISSION STATEMENT

Oceaneering's mission is to increase the net wealth of its Shareholders by providing safe, cost-effective and quality-based technical solutions satisfying Customer needs in harsh environments worldwide.

BACKGROUND

Founded in 1964, Oceaneering has grown from an air and mixed gas diving business in the Gulf of Mexico to a diversified, advanced applied technology organization operating worldwide. We have achieved this growth through internal development augmented by strategic acquisitions.

In the year ended December 31, 2003, we earned net income of $29.3 million on revenue of $639.2 million while employing approximately 4,800 people working out of 55 locations in 19 countries. We serve our offshore oil and gas Customers through the trade names of Oceaneering International, Oceaneering Intervention Engineering (OIE), Oceaneering Multiflex, and Oceaneering Inspection Services. Our Advanced Technologies Group, which includes Oceaneering Technologies and Oceaneering Space Systems, serves our Customers outside of the oil patch.

FORBES RECOGNITION

For the second consecutive year Oceaneering International, Inc. appeared in Forbes Hot Shots 200 Up & Comers list (October 2003). Companies were chosen for the honor based on growth in sales, earnings, and return on equity for the past five years and the latest 12 months.

2003 ACQUISITIONS AND INVESTMENTS








NAUTICOS

JANUARY	MARCH	APRIL	APRIL
[illegible]	Umbilical Manufacturing [illegible]	Reflange	Nauticos
Page 8	Page 9	Page 10	Page 11



FINANCIAL HIGHLIGHTS

OII LISTED NYSE.

($ in thousands, except per share amounts)	2003	2002
Revenue	$ 639,249	$ 547,467
Gross Margin	$ 110,784	$ 114,165
Operating Income	$ 53,997	$ 67,703
Net Income	$ 29,301	$ 40,133
Diluted Earnings Per Share	$ 1.20	$ 1.63









SEPTEMBER | SEPTEMBER | DECEMBER

[illegible] | Medusa Spar | Stolt Offshore

Page 12 | Page 13 | Page 14

"He who would leap high must take a long run..."

Danish Proverb

2003 was an interesting transition year for Oceaneering. We began the year believing the second half would bring in record profits - only to observe our Customers not spending as much as high commodity prices have normally led us to expect. While not a new record, the $29.3 million net income was the third highest in our history. In the meantime, we sharpened our focus on long-term value creation for our Shareholders.

Actually 2003 was the beginning of a new "long run" to expand the profitability of Oceaneering. In 1997 we initiated an organic growth phase of our long-term strategic plan to increase the value of the company by designing and building our own assets. By the close of this phase at year-end 2001, we had already begun planning to initiate the next phase by taking a harder look at becoming an acquirer of businesses.

"The reward of a thing well done is to have done it."

Emerson, American Poet, 1844

Early in 2003 we closed the purchase of OIS. This acquisition created a fifth oilfield reporting segment, Inspection. During the year the Inspection segment made almost $17 million of gross profit on nearly $137 million of sales - more than three times our 2002 inspection business. We expect additional inspection profits as we add new technologies to this segment in 2004 and beyond.

During the course of the year we also acquired Reflange, a Houston specialty manufacturer of subsea components, and Rotator, a Norwegian specialty manufacturer of subsea valves, to add to our subsea products segment. These acquisitions, coupled with the planned quadrupling in size of our worldwide steel tube umbilical capacity and relocating our Houston facilities to Panama City, Florida, position the subsea products group for record profits in 2004 and beyond.

In our MOPS segment, we invested $44 million in a 50% interest in the Medusa Spar LLC, a company formed to own an equity ownership position in a spar (floating production facility), which was initially placed in service to produce the Medusa field for Murphy and its partners. This is a sophisticated asset with a 20+year design life, which we acquired at a price below today's replacement cost. I believe spars will become the production facility of choice for deepwater development in the Gulf of Mexico and our ownership position gives us another way to profitably participate in this deepwater province. And finally, in our Advanced Technologies segment we added Nauticos, a specialty engineering company providing services largely to the U.S. Navy.

"Man arrives as a novice at each age of his life."

Chamfort, French writer, 1776

Late in the year one of the subsea construction companies we have had discussions with from time to time regarding the acquisition of their non-integrated ROV assets decided to put up for sale their drill support ROV business and we were selected to negotiate a purchase agreement. We subsequently closed this transaction in February of 2004 and significantly expanded our ROV operations overall, particularly in excellent deepwater markets outside the U.S. Gulf of Mexico. Not only will this acquisition immediately benefit our Customers and Shareholders, we believe integrating the best practices from each company will strengthen our long-term claim of being the premier provider of underwater intervention services in the industry.

"Knowledge of what is possible is the beginning of happiness."

Santayana, Hispanic American Philosopher, 1920

As in past letters, I will not delve exclusively into our 2003 exploits. Rather, I hope you will take the time to read through our annual report and get all the operational details and financial highlights you desire. I believe I can best help our shareholders and others who have an interest in Oceaneering by discussing some aspect of the philosophical tenets needed to work here.

Our employee count is now around 4,800. Our ability to communicate with each other, both through improved technologies and better social processes, is greater than at any time in the past. Our understanding of what our Customers need and expect is keener and more sharply focused than ever before. Our obsession with achievement has reached passionate levels and each day our ability to deliver solutions is fueled by a creative process unmatched in the mundane world of "day-to-day."

And best of all, as we have grown and prospered, we have not burdened ourselves with the trappings of bureaucracy. Oceaneering functions better today than at any time in the past because every single person in our Company works smart, works diligently and works together to deliver a quality product and service – in the safest manner possible. In a word we are a "TEAM..."

The Oceaneering philosophy is not to espouse the word Family - rather we use the term Team. You hear a lot about company families (and probably more about teams...) yet I believe the difference is clear. A family teaches fundamental values such as love, commitment, honesty, trust, integrity, and more. A family has a total and unconditional bond (even during the inevitable times of disagreement). A team has an entirely different mission. A team embodies people with complimentary skills required to achieve an objective. The People come with "family values" and it is the Teams they form which shape our "Company Culture." Interestingly, a team objective can be energized when we fertilize individual creativity and envision a word like "mission" or "vision" as our objective rather than a mere word like "goal" or "budget." As our senses elevate, our ability to become a part of the Team and the achievement of the Team objective takes on a comprehensive new meaning. At Oceaneering we use Teams for almost all our activities - actually, Teams come and go, as we need them. Teams cut across organization lines and the people in Teams help each other achieve specific and quantifiable results. If you enjoy being part of a successful Team, Oceaneering is a fun place to work.

"The loftiest towers rise from the ground."

Chinese Proverb

In closing, I want to thank all our constituents for their role in our success; our Shareholders for their willingness to invest their fortunes along with us; our Customers for their willingness to give us a chance; our Vendors for their willingness to help us solve Customer Needs and especially our Employees for their unique abilities to understand the Customer Niches we serve and their creativity in setting up the appropriate processes to bring success to everyone involved. We are very proud of how far we have come and most anxious to continue our successful journey. We enter this new "Long Run" with great certainty of a very "High Leap" to a new level of future success... Thank you.



John R. Huff
Chairman and Chief
Executive Officer



OCEANEERING AT A GLANCE

2003 REVIEW

Earnings of over $29 million were the third highest in Oceaneering's history. Record profit contribution was realized from our Inspection segment and near-record performance was achieved by Advanced Technologies. The Profit contribution from our ROV business was the second highest ever, despite a persistence of lackluster demand for drill support services.

During the year we also completed or initiated acquisitions and major capital equipment investments totaling approximately $185 million to position Oceaneering for increased profitability in the years ahead. To provide the funding deemed necessary to support our capital expansion we obtained a $250 million revolving credit facility.

REMOTELY OPERATED VEHICLES



2003 REVIEW

Revenue and operating income improved on the strength of higher activity from construction support-related assignments and increased demand for drill support services from floating production facilities. Profit contribution was the second highest in history, despite mediocre market demand for services to support floating drilling rig operations.

2004 OUTLOOK

The financial contribution from these operations is expected to improve as a result of increased revenue and profitability from foreign areas of operations, including the Stolt ROV fleet acquisition.

SUBSEA PRODUCTS



2003 REVIEW

Financial performance declined as a consequence of a low level of new orders for umbilicals and umbilical related connection hardware. This was attributable to our lack of domestic steel tube manufacturing capacity and targeted job award delays.

2004 OUTLOOK

A major improvement in financial performance is expected. This is anticipated due to a rise in umbilical, valve, flange, and BOP controls market demand. Our competitive position to secure such work was expanded through our Rotator and Reflange acquisitions in 2003 and will be enhanced further by the new steel tube umbilical manufacturing capacity we will be adding during the year.

MOBILE OFFSHORE PRODUCTION SYSTEMS



2003 REVIEW

Revenue and gross margin declined as a result of a reduced contribution from the *Ocean Legend* operation. This occurred as a lower dayrate went into effect when our Customer exercised a contract term extension through May 2006 in 2002.

2004 OUTLOOK

Both revenue and gross margin are expected to be about the same as the *Ocean Legend* and *Ocean Producer* are contracted to have similar financial contributions. The PB *San Jacinto* is working on a 120 day rolling contract extension and we expect it to continue do so throughout the year.

We anticipate a significant increase in earnings contribution from our MOPS related business by means of our equity participation in the Medusa Spar. This financial result will be reported as equity earnings of unconsolidated affiliates.

2004 OUTLOOK

Earnings are expected to increase to $1.55 - $1.65 per share predicated on improving demand for our subsea products and a continuation of current market conditions or similar demand trends for our other business segments. This includes the expected financial benefits of our announced 2004 umbilical manufacturing capacity expansion, our recently acquired ownership participation in the Medusa Spar, and the acquisition in February 2004 of Stolt Offshore's drill support ROV fleet.

SUBSEA PROJECTS	INSPECTION	ADVANCED TECHNOLOGIES
		
Revenue declined somewhat although we continued to be successful in finding work in an extremely competitive market. Gross margin consequently deteriorated due to pricing pressure and the absence of a very profitable engineering and diving services contract on a production spar completed during 2002.	Record financial results were achieved due to the OIS acquisition in January, which more than tripled our international inspection services market presence.	Near-record performance was achieved on the strength of increased work for the U.S. Navy related to submarine, pier, and mooring repairs and the contribution of the Nauticos acquisition. Our space systems division won a multi-year contract to support astronaut and flight controller training at the Johnson Space Center.
Performance of these operations is expected to be comparable in light of the persistence of very competitive market conditions in the Gulf of Mexico for our vessel-based services and manned diving operations.	Profitability is expected to continue to rise as we market technically advanced inspection capabilities to our preexisting Customer base and realize additional cost consolidation benefits.	We are expecting another good year generally for all of our services. Furthermore, we are aggressively pursuing new contract opportunities related to commercial and government computer simulation applications, additional vessel related work for the Navy, and NASA programs associated with the return to flight of the space shuttles.

2003 ACQUISITIONS AND INVESTMENTS OVERVIEW


OCEANEERING

During the year we completed or initiated seven acquisitions and major capital investments to position Oceaneering for future growth and increased profitability. They will expand and augment our existing operations and, for the most part, increase the Company's offshore oil field industry exposure to deepwater; subsea completions; mobile offshore production systems; and infrastructure inspection.

The total expenditure associated with these strategic, capital initiatives is approximately $185 million, or more than 50% of the book value of our net long-term assets at the beginning of this year. A chronology of the acquisitions and capital investments follows.

2003 ACQUISITIONS AND INVESTMENTS CHRONOLOGY

January

Acquired OIS International Inspection plc for $29 million. OIS is a global market provider of inspection and non-destructive testing services with annual revenues of $75 million.

This acquisition more than tripled our international inspection market presence and established Oceaneering as the leading supplier of specialist inspection services to the oil and gas industry. We now offer inspection services around the globe in support of pipeline and offshore platform installations and the recurring operation of petrochemical plants, power generation facilities, pipelines, and offshore production platforms.

This acquisition is an opportunity to offer our combined capabilities to our existing Customers in the Gulf of Mexico, West Africa, the Middle East, and Asia. These consist of a proprietary integrity and asset management service, based on corrosion and fatigue engineering analyses, and non-intrusive inspection technologies, including corrosion mapping, long range ultrasonics, and small controlled area radiography. Together, these capabilities give Customers the ability to plan and perform preventive maintenance to production facilities with minimal shutdowns.

Digital Ultrasonics

Gamma Radiography

To Left:
…ed Array Ultrasonics







Illustration of Florida Facility Following Modifications

Illustration of Multiflex Planetary Cabling Machine

Below:
Multiflex Deepwater Facility - Florida

March

Announced that we would acquire steel tube umbilical manufacturing equipment to quadruple our steel tube umbilical capacity and that our U.S. based manufacturing operations would be relocated to a larger facility. Total estimated capital cost is $35 to $40 million.

The equipment for our existing Brazil plant is anticipated to be operational in the second quarter of 2004. The equipment for our new U.S. facility, to be located in Panama City, Florida, should be producing product during the fourth quarter of 2004. The Florida facility has direct load out capability to 32 ft. of water, a 300-ton dockside boom crane, and will have nearly 200,000 sq. ft. of plant space after modification.

With the relocation and expansion of our U.S. facility and the addition of a large planetary cabler in Brazil, we will be positioned to be the industry leader in capability and capacity to supply specialty, built-to-order thermoplastic and steel tube umbilicals for offshore oil and gas installations around the world.





Pipeline Repair Spool During Testing

Below:
36" Guided R-CON Connector During Installation Test

April

Acquired Reflange, Inc. for $5 million. Reflange manufactures patented, metal seal hub and clamp style piping connectors, flanges, and check valves and supplies on-site machining services with annual revenues of $6 million.

Reflange's subsea misalignment connector augments our existing subsea pipeline repair systems. Furthermore, Reflange's technical expertise and in-house manufacturing capability to produce high-pressure, high-temperature piping connectors now positions us to expand our ROV operable subsea product line offering to include flowline connectors; pipeline end connectors; tie-in systems; and special-purpose fittings.

April

Acquired Nauticos Corporation for $8 million. Nauticos provides ocean-related marine services with annual revenues of $6 million.

This engineering firm specializes in ocean imagery analysis, using sonar and photographic data; integrated at-sea operations and navigation services; and software development used for data exploitation and analysis and robotic vehicle control systems. Its primary Customers are the U.S. Navy and large Navy government contractors that use Nauticos' services to support the Navy's surface and submarine fleet operations. Nauticos also provides such services to support commercial deep ocean search, location, photo documentation, and recovery assignments.

This acquisition is an opportunity to expand the scope of our non-oilfield business offerings in the design, build, and life-cycle support of undersea systems. An example of this was a contract we secured during 2003 for the design and construction of a deepwater tool package for the U.S. Navy. Prior to the acquisition, Nauticos had been awarded the contract for the control and communication software for the system. Given our engineering and manufacturing capabilities we became the natural selection for the design and construction as well.


NAUTICOS

Nauticos Towed Deep Ocean Search System

Deep Ocean Sonar Operations

Recovered Israeli Submarine *Dakar*

September

Acquired Rotator AS for $15 million. Rotator is a premier designer and manufacturer of subsea and topside control valves, subsea chemical injection and metering valves, and specialty control panels with annual revenues of $16 million.

Rotator added another dimension to our subsea products offering including an established line of products rated for operation in water depths in excess of 10,000 feet. Rotator's on-site research and development; deepwater testing facilities; and precision manufacturing give its products a high reliability rating, an essential requirement in subsea hardware installations.

The addition of Rotator to our existing BOP controls and subsea field development hardware capabilities has enabled us to offer packaged product subsea fluid control and connection systems. We intend to offer a system to satisfy the recently established 2005 requirement for zero fluid release in North Sea drilling operations.

Subsea Chemical Distribution Valve

Subsea Production Control Valve

Topside Directional Control Valves









Medusa Production Spar

September

Announced intent to invest approximately $45 million to acquire the equivalent of a 37.5% ownership position in the Medusa Spar production platform, which is moored in over 2,200 feet of water on the Medusa field in the Gulf of Mexico.

This was subsequently finalized in December by participating in the formation of Medusa Spar LLC, a limited liability company, along with Murphy Oil Corporation and Callon Petroleum Company. The LLC will earn a tariff based on the hydrocarbon production volume throughput processed by the spar from the Medusa field and surrounding dedicated blocks. Three of the initial six platform wells are now flowing, and the other three are expected to be in production by the end of the third quarter of 2004.

We are accounting for our investment in the LLC and our share of the LLC's results of operations using the equity method of accounting for unconsolidated affiliates. The LLC has no spar operating, maintenance, or repair cost obligations. Nonrecourse financing for one-half of the LLC's total investment in the spar was obtained. The loan is secured by a minimum throughput guarantee, which we believe will be sufficient to extinguish the debt, from Murphy.

We believe the Medusa Spar, with a 20-year design life, will prove to be an active production hub and a key asset in the deepwater infrastructure being installed in the Gulf of Mexico. With this in mind the spar is fitted with provisions for accommodating up to ten subsea well tie-backs. This positions us to participate in other projects surrounding the spar and provides opportunities to market our engineering and project management services; subsea hardware; and installation, maintenance, and repair services.




Stolt Triton ST-02
Stolt Triton XL
Stolt Scorpion
Below:
Stolt SCV 3000
SCORPION

December

Announced a heads of agreement expressing our intent to acquire, for $50 million, the drill support ROV business from Stolt Offshore S.A. This was finalized in February 2004 for a purchase price of $48.4 million.

The drill support business acquired consisted of 34 work class ROVs, 10 observation class ROVs, ancillary equipment, and related contracts and employees. This acquisition increased our work class ROV fleet size by over 25% and established us as the dominant ROV provider in both West Africa and the Norwegian sector of the North Sea.


SCV 3000
15

Summary

Results for 2003 again demonstrated our ability to generate good earnings in periods of lackluster market conditions. We continued to have a positive profit contribution from all of our operating business segments and this speaks well for our niche markets strategy. This strategy is to provide technical products and services needed in all phases of an offshore field's life cycle, with a focus on those required to support the exploitation of deepwater reserves and the use of subsea completions.

Our 2003 capital expansion initiatives have significantly increased Oceaneering's asset base and earnings power. We like our competitive position. It is our belief that Oceaneering will be able to continue to be among the top industry financial-return performers in the years ahead.



CORPORATE HEADQUARTERS

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3011
P.O. Box 40494
Houston, Texas 77240-0494
Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

REGIONAL HEADQUARTERS

Oceaneering International, Inc.
751 Highway 90 East
Bayou Vista, Louisiana 70380
Telephone: (985) 395-5247
Fax: (985) 395-5443

Oceaneering International Services Limited
Pitmedden Road, Dyce
Aberdeen AB21 0DP, Scotland
Telephone: (44-1224) 770444
Fax: (44-1224) 771583

Oceaneering Advanced Technologies
501 Prince George's Blvd.
Upper Marlboro, Maryland 20774
Telephone: (301) 249-3300
Fax: (301) 249-4022

Oceaneering Space Systems
16665 Space Center Blvd.
Houston, Texas 77058-2268
Telephone: (281) 228-5300
Fax: (281) 228-5545

Marine Production Systems do Brasil Ltda
Praca Alcides Pereira, nº 1-Parte
Ilha da Conceição/Niteroi
Rio de Janeiro Brasil 24.050-350
Telephone: (55 21) 2729-8900
Fax: (55 21) 2722-1515

Oceaneering International Pte Ltd
No. 1 Kwong Min Road
Jurong, Singapore 628704
Telephone: (65) 6261-3211
Fax: (65) 6261-3230

OPERATIONAL BASES

INTERNATIONAL		UNITED STATES
Luanda, Angola	Miri, Sarawak, Malaysia	Chesapeake, Virginia
Baku, Azerbaijan	Mexico D.F., Mexico	Corpus Christi, Texas
Perth, Western Australia	Eket, Nigeria	Friendswood, Texas
Macaé, Brazil	Ikeja, Lagos, Nigeria	Houma, Louisiana
Niteroi - RJ, Brazil	Port Harcourt, Nigeria	Houston, Texas
Cairo, Egypt	Warri, Nigeria	Huntsville, Alabama
Cradley Heath, England	Nodeland, Norway	Magnolia, Texas
Immingham, England	Stavanger, Norway	Middletown, Rhode Island
London, England	Johannesburg, Republic of South Africa	Morgan City, Louisiana
Stockton, England	Aberdeen, Scotland	New London, Connecticut
[illegible], England	Rosyth, Scotland	New Orleans, Louisiana
Malabo, Equatorial Guinea	Singapore	Orlando, Florida
Balikpapan, Indonesia	Zug, Switzerland	Panama City, Florida
Batam, Indonesia	Abu Dhabi, U.A.E.	Pearl Harbor, Hawaii
[illegible], Indonesia	Swansea, Wales	Portsmouth, New Hampshire
Jakarta, Indonesia		San Diego, California
Kuala Lumpur, Malaysia		Upper Marlboro, Maryland

2003 FINANCIAL SECTION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

All statements in this Annual Report, other than statements of historical facts, including, without limitation, statements regarding our business strategy, plans for future operations and industry conditions, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks, uncertainties and assumptions, including those we refer to under the heading "Cautionary Statement Concerning Forward-Looking Statements" in Part I of our Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Although we believe that the expectations reflected in such forward-looking statements are reasonable, because of the inherent limitations in the forecasting process, as well as the relatively volatile nature of the industries in which we operate, we can give no assurance that those expectations will prove to have been correct. Accordingly, evaluation of our future prospects must be made with caution when relying on forward-looking information.

Executive Overview

We generate approximately 80% of our revenue from our services and products provided to the oil and gas industry. In 2003, we operated in what we consider to be a difficult market for oilfield services and products in general. While a decrease of 27%, the $29.3 million net income we earned was the third highest in our history. The decrease was attributable to our Subsea Products segment. In 2004, we expect this segment to increase its earnings.

We believe that growth in our Subsea Products segments will be driven by a rise in the use of subsea completions. Historically, there has been a strong correlation between the number of annual subsea tree orders and the follow on of orders for umbilicals.

The following table shows industry data and projections for worldwide subsea completions by decade.

Period	Number of Subsea Completions
1960s	68
1970s	87
1980s	426
1990s	1,092
2000s *	3,210

* industry projection

Publicly available industry estimates project a 43% increase in global subsea tree orders for 2004. We expect this to translate to a comparable increase in umbilical orders, with approximately 75% of the market to be of the steel tube design.

The expansion of our U.S. and Brazil plants will quadruple our steel-tube umbilical manufacturing capability and position us to better participate in this market shift to steel-tube and the stronger market in general.

In 2003, we completed or initiated the following acquisitions and major capital investments:

- Acquisition of OIS International Inspection plc
- Acquisition of Nauticos Corporation
- Acquisition of Reflange, Inc.
- Acquisition of Rotator AS
- Equity investment in Medusa Spar LLC
- Acquisition of 34 work class ROVs from Stolt Offshore S.A. (completed February 2004)
- Expansion of our umbilical plants in the U.S. and Brazil

Our previously announced acquisition of 54 work class ROVs from Subsea 7 will not be completed. The closing of the acquisition of the 54 ROVs from the Subsea 7 group was subject to several conditions. In March 2004, we agreed with Subsea 7 that the conditions of closing were not met and that the acquisition would not proceed.

For 2004, we expect relatively flat results from our segments other than Subsea Products and ROVs. We expect an increase in our ROV results as a result of the acquisition of 34 work class ROVs from Stolt Offshore S.A. that we completed in February

2004. We use our ROVs in the offshore oil and gas industry to perform a variety of underwater tasks, including drill support, installation and construction support, pipeline inspection and surveys and subsea production facility operation and maintenance. The largest percentage of our ROVs are usually used to provide drill support services. Therefore, utilization of floating drilling rigs is a leading market indicator for this business. The following table shows average floating rig use and our ROV utilization.

	2003	2002	2001
Average number of floating rigs in use	151	159	176
ROV utilization	70%	69%	76%

We also expect a profit contribution from our Medusa Spar LLC investment, which will be reflected in our financial statements as equity earnings (losses) of unconsolidated affiliates.

Critical Accounting Policies and Estimates

We have based the following discussion and analysis of our financial condition and results of operations on our consolidated financial statements, which we have prepared in conformity with accounting principles generally accepted in the United States. These principles require us to make various estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods we present. We base our estimates on historical experience, available information and other assumptions we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates; however, our actual results may differ from these estimates under different assumptions or conditions. The following discussion summarizes the accounting policies we believe (1) require our management's most difficult, subjective or complex judgments and (2) are the most critical to our reporting of results of operations and financial position.

Revenue Recognition. We recognize our revenues according to the type of contract involved. On a daily basis, we recognize our billings under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly. We account for significant lump-sum contracts, which we enter into mainly in our Subsea Products and Advanced Technologies segments, and occasionally in our Subsea Projects segment, using the percentage-of-completion method. Under this method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. In prior years, we have recorded adjustments to earnings as a result of revisions to contract estimates. These include a loss on our first steel tube umbilical project in 2001. Although we are continually striving to improve our ability to estimate our contract costs and profitability, adjustments to overall contract costs could be significant in future periods. We recognize the remainder of our revenues as we deliver the goods and services and collection is reasonably assured.

Long-lived Assets. We evaluate our property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be appropriate. We base these evaluations on a comparison of the assets' fair values, which are generally based on forecasts of cash flows associated with the assets, or fair market value of the assets, to the carrying amounts of the assets. Any impairment is recorded as the amount, if any, by which the carrying amounts exceed the fair values. During the years ended December 31, 2002 and 2001, we recorded $0.7 million and $2.1 million, respectively, in impairment charges related to property and equipment. Our expectations regarding future sales and undiscounted cash flows are highly subjective, cover extended periods of time and depend on a number of factors outside our control, such as changes in general economic conditions, laws and regulations. Accordingly, these expectations could differ significantly from year to year.

We expense the costs of repair and maintenance as we incur them, except for drydocking costs associated with our larger vessels. We estimate and accrue these drydock costs over a period of time in advance of future drydockings. We recognize differences between the estimates and actual costs incurred in the income statement.

Loss Contingencies. We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent and carry insurance for exposures beyond the self-insurance levels, which can be by occurrence or in the aggregate. We determine the level of accruals by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review each claim with insurance adjusters and establish specific reserves for known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using our estimates and based on prior experience. We believe we have established adequate accruals for uninsured expected liabilities arising from those obligations. However, it is possible that future earnings could be affected by changes in our estimates relating to these matters.

We are involved in various claims and actions against us, most of which are covered by insurance. We believe that our ultimate liability, if any, that may result from these claims and actions will not materially affect our financial position, cash flows or results of operations.

Income Taxes. Our tax provisions are based on our expected taxable income, statutory rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws. We are at risk that a taxing authority's final determination of our tax liabilities may differ from our interpretation. Our effective tax rate may fluctuate from year to year as our operations are conducted in different taxing jurisdictions, the amount of pre-tax income fluctuates and our estimates regarding the realizability of items such as foreign tax credits may change. Currently payable income tax expense represents either nonresident withholding taxes or the liabilities expected to be reflected on our income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on our balance sheet.

We establish valuation allowances to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future. While we have considered estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances, changes in these estimates and assumptions, as well as changes in tax laws could require us to adjust the valuation allowances for our deferred tax assets. These adjustments to the valuation allowance would impact our income tax provision in the period in which such adjustments are identified and recorded.

For a summary of our major accounting policies and a discussion of recently adopted accounting standards, please read Note 1 to our Consolidated Financial Statements.

Liquidity and Capital Resources

We consider our liquidity and capital resources adequate to support our operations and internally generated growth initiatives. At December 31, 2003, we had working capital of $92 million, including cash of $18 million. Additionally, we had $80 million available under our revolving credit facility, which was scheduled to expire in July 2007. In January 2004, we replaced our $100 million revolving credit facility with an amended and restated $250 million revolving credit facility, with similar terms and a final maturity in January 2008, thereby increasing our available credit by $150 million. We believe this facility is more than sufficient to fund the acquisition of ROV equipment and the expansion of our umbilical capabilities described below. At December 31, 2003, our debt-to-total capitalization ratio was 25%.

We expect operating cash flow to meet our ongoing annual cash requirements, including debt service, for the foreseeable future. Net cash provided by operating activities was $95 million, $123 million and $60 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Our capital expenditures, including business acquisitions, for the years ended December 31, 2003, 2002 and 2001 were $100 million, $35 million and $58 million, respectively. Our capital expenditures during 2003 included the acquisitions of OIS International Inspection plc, Nauticos Corporation, Reflange, Inc. and Rotator AS. The acquisitions totaled $58 million. Our other capital expenditures included additions to our fleet of ROVs to replace older units we retired, the start of costs to upgrade our U.S. and Brazil umbilical plants, and vessel upgrades. Our capital expenditures during 2002 included ROV additions and replacements, a replacement diving service vessel and additions related to the products and controls division of our Subsea Products segment. Our capital expenditures during 2001 included expenditures for additional ROVs, completion of the *Ocean Legend* and upgrades and life extension of the *Ocean Producer* necessary for its new seven-year contract, which began in the fourth quarter of 2001.

In the fourth quarter of 2003, we announced two separate agreements, subject to due diligence and several closing conditions, to acquire a total of 88 work class ROVs, other equipment and related contracts and employees for a total of approximately $160 million. We completed one of these acquisitions, for 34 work class ROVs for approximately $50 million, in February 2004. After this acquisition, we had increased our borrowings under our revolving credit agreement to $65 million, and we had $185 million remaining available committed credit under our revolving credit agreement. As previously discussed, the second acquisition, for 54 work class ROVs, will not be completed.

As of December 31, 2003, we had announced plans to expand our U.S. and Brazil umbilical plant capabilities. The U.S. expansion includes a move to a new facility in Panama City, Florida, where we will add steel tube capability and have better deepwater access for the heavier loads involved with steel tube umbilicals. We are also adding steel tube umbilical capability to our existing Brazil facility. We anticipate the total expenditures for the two expansions to be $32 million, $2 million of which we had incurred as of December 31, 2003.

In April 1997, we approved a plan to repurchase up to a maximum of 3 million shares of our common stock, and we completed this plan in 2002, at a total cost of $50 million. We reissued all of these shares through our incentive plans, as restricted stock, contributions to our 401(k) plan or for exercised stock options. For a description of our incentive plans, please read Note 7 to our Consolidated Financial Statements. In September 2002, we approved a plan to repurchase up to 3 million additional shares, or $75 million, of our common stock. Pursuant to this plan, we repurchased 897,800 shares of common stock through the year ended December 31, 2003, at a total cost of $20.1 million. Through December 31, 2003, we had reissued 468,255 of these shares as contributions to our 401(k) plan or for exercised stock options.

We have not guaranteed any debt not reflected on our consolidated balance sheet and do not have any off balance sheet arrangements as defined by SEC rules. In December 2003, we acquired a 50% interest in Medusa Spar LLC. Medusa Spar LLC has a bank loan of approximately 50% of its total capitalization. The bank loan is secured by minimum throughput guarantees by the other investors in Medusa Spar LLC. We expect the minimum throughput guarantees will generate sufficient revenue for Medusa Spar LLC to repay the bank loan. We are under no obligation to provide Medusa Spar LLC or the banks with additional funds to repay the loan. Almost all of the cash flow generated by Medusa Spar LLC will initially be used to repay the bank loan until the loan is retired. After that, the cash flow from Medusa Spar LLC will be available for distribution to the equity holders. As a result, we do not expect to receive material cash distributions from Medusa Spar LLC in 2004. The Medusa Spar LLC is a variable interest entity under Financial Accounting Standards Board Interpretation No. 46 ("FIN No. 46"). As we are not the primary beneficiary of Medusa Spar LLC, we are accounting for our investment in Medusa Spar LLC using the equity method of accounting. Our initial investment in Medusa Spar LLC was $43.7 million.

Our principal source of cash from operating activities is our net income adjusted for the non-cash expenses of depreciation and amortization and stock compensation under our restricted stock plan. In 2001, we had a large increase in our accounts receivable as we had large umbilical contracts in process at the end of 2001. As these were delivered and paid for in 2002, our receivables declined and the payments were an additional source of funds. We utilized $143 million in 2003 in investing activities, in large part attributable to business acquisitions and our investment in Medusa Spar LLC.

Because of our significant foreign operations, we are exposed to currency fluctuations and exchange risks. We generally minimize these risks primarily through matching, to the extent possible, revenues and expenses in the various currencies in which we operate. Cumulative translation adjustments as of December 31, 2003 relate primarily to our permanent investments in and loans to our foreign subsidiaries. See "Quantitative and Qualitative Disclosures about Market Risk." Inflation has not had a material effect on us in the past two years and no such effect is expected in the near future.

See Item 1 - "Business – Description of Business – Risks and Insurance" of our Annual Report on Form 10-K.

Results of Operations

The table below sets out our revenue and profitability for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,		
(dollars in thousands)	2003	2002	2001
Revenue	$639,249	$547,467	$524,660
Gross Margin	110,784	114,165	100,331
Gross Margin %	17%	21%	19%
Net Income	29,301	40,133	31,322

Information on our business segments is shown in Note 5 of the Notes to Consolidated Financial Statements included in this report.

Oil and Gas. The table below sets out revenue and profitability for the business segments within our Oil and Gas business for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,		
(dollars in thousands)	2003	2002	2001
Remotely Operated Vehicles			
Revenue	$160,359	$149,619	$153,929
Gross Margin	42,037	39,538	48,253
Gross Margin %	26%	26%	31%
Operating Income	34,925	32,213	40,159
Operating Income %	22%	22%	26%
Utilization %	70%	69%	76%
Subsea Products			
Revenue	107,540	123,227	126,448
Gross Margin	18,416	29,420	20,301
Gross Margin %	17%	24%	16%
Operating Income	4,466	19,655	11,509
Operating Income %	4%	16%	9%
Subsea Projects			
Revenue	68,796	78,709	72,085
Gross Margin	10,946	16,418	10,912
Gross Margin %	16%	21%	15%
Operating Income	6,626	12,010	6,434
Operating Income %	10%	15%	9%
Mobile Offshore Production Systems			
Revenue	46,836	48,538	39,154
Gross Margin	18,213	21,180	12,518
Gross Margin %	39%	44%	32%
Operating Income	15,712	18,988	10,428
Operating Income %	34%	39%	27%
Inspection			
Revenue	136,599	44,026	30,165
Gross Margin	16,557	5,613	4,590
Gross Margin %	12%	13%	15%
Operating Income	5,246	2,508	2,007
Operating Income %	4%	6%	7%
Total Oil and Gas			
Revenue	$520,130	$444,119	$421,781
Gross Margin	106,169	112,169	96,574
Gross Margin %	20%	25%	23%
Operating Income	66,975	85,374	70,537
Operating Income %	13%	19%	17%

In response to (1) continued increasing demand to support deepwater drilling and (2) identified future construction and production maintenance work, we extended our ROV fleet expansion program in 1997 by announcing plans for additional new ROVs. These new vehicles are designed for use around the world in water depths to 10,000 feet and in severe weather conditions. We have added over 75 of these ROVs to our fleet during the last several years. Except for ROVs acquired from competitors, at this time we do not plan to increase the size of our ROV fleet, but will continue to build replacement units for ones we retire, as we determine necessary.

For 2003, our ROV revenue increased 7% over 2002 from a higher percentage of construction support activities, which have higher dayrates than our drill support activities. Margins percentage remained flat as construction support also has higher operating expenses. We expect the trend of a higher percentage of our ROV revenue being derived from construction support to continue at least through 2004.

For 2002, our ROV revenue was 3% lower than the prior year. Gross margin declined 18% and gross margin percentage declined 5%. These declines resulted from a decrease in fleet utilization of 7%, from 76% to 69%, and an increase in repair and maintenance expenses.

We anticipate ROV utilization and margins to increase in 2004 due to programs we have put in place to improve our ROV marketing and operations and the acquisition of 34 ROVs from Stolt Offshore S.A.

For 2003, our Subsea Products revenues, margins and gross margin percentages were down due to lower activity at our U.K. and Brazil umbilical plants. In 2003, Subsea Products gross margin was favorably impacted by $2.8 million due to the successful completion and resolution of projects, including a related insurance claim, on a more favorable basis than we had previously anticipated. In 2003, margins were unfavorably impacted by our accrual of $600,000 of personnel severance costs to be incurred associated with the announced move of our U.S. umbilical plant to Panama City, Florida. We expect to incur approximately $1.2 million more of moving expenses, in addition to the capital costs, in 2004.

Our Subsea Products revenue in 2002 was 3% lower than in 2001, while the gross margin and operating income percentages were up 8% and 7%, respectively. In 2001, we were producing our first large steel tube umbilical order at a loss. When we completed the project in the first half of 2001, the resulting available capacity allowed our U.K. plant to take on profitable work. In 2002, we completed manufacturing an order in excess of $30 million in our Brazilian plant. This was the largest umbilical contract in our company's history.

We anticipate better results from our Subsea Products segment in 2004, as our backlog at December 31, 2003 was higher than it was at December 31, 2002 and bidding activity for deepwater projects is at a higher level than it was in 2003. We expect higher volume of sales, principally to the West Africa and Gulf of Mexico markets.

Our Mobile Offshore Production Systems revenue and gross margins were lower in 2003 than in 2002. During the second quarter of 2002, our customer exercised its option to extend the *Ocean Legend* contract for an additional two years at a reduced day rate. As a result, our revenue and margin on this contract decreased by approximately $19,000 per day from mid-May 2002.

Our Mobile Offshore Production Systems revenue was up 24% for 2002 as compared to 2001, primarily from a full year of service from the *Ocean Legend*, as compared to eight months in 2001. Gross margin percentage and operating income percentage were both up 12%. In 2002, we received and recognized $1.3 million as revenue relating to a 2001 dispute with our customer. In addition, the *Ocean Producer* began operation under a new seven-year contract in the fourth quarter of 2001, at higher revenues and margins than its prior contract.

We anticipate results similar to 2003 from our Mobile Offshore Production Systems operations in 2004.

Our Subsea Projects revenue, margins and margin percentages decreased in 2003 as compared to 2002, and were closer to results attained in 2001. Our 2002 results included a contribution from a significant engineering and specialized diving contract. Margins in 2003 were favorably impacted by reduction in cost estimates of $1.9 million due to the favorable completion of an installation project and the settlement of personal injury claim. In general, levels of deepwater activity in the Gulf of Mexico were lower than we had anticipated at the start of 2003.

In 2004, we expect our Subsea Projects segment to have results comparable to 2003.

The increases in our Inspection revenues and margins from 2001 are a result of our acquisitions of Gulf Coast International Inspection, Inc. in late 2001 and OIS International Inspection plc in early 2003.

We expect that our margin percentages in our Inspection segment will improve in 2004 as we continue to improve the efficiencies of the combined organizations.

Advanced Technologies. The table below sets out revenue and profitability for this segment for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,		
(dollars in thousands)	2003	2002	2001
Revenue	$119,119	$103,348	$102,879
Gross Margin	22,115	20,078	20,342
Gross Margin %	19%	19%	20%
Operating Income	15,067	10,979	12,215
Operating Income %	13%	11%	12%

Our Advanced Technologies segment had higher revenues and gross margins for 2003 than 2002 as a result of increased work from the U.S. Navy, including a contribution from our acquisition of Nauticos in April 2003. This segment's 2003 results were adversely affected by $500,000 as a result of settling a lawsuit against us for a higher amount than we had anticipated and previously accrued.

Our Advanced Technologies revenue, gross margin and gross margin percentage for 2002 was about the same as for 2001. During 2002 an increase in marine services offset a decline in subsea telecommunication cable ROV services and lower space-related product sales. 2002 operating income declined by $1.2 million, or 10%, due to a $1.4 million charge to selling, general and administrative expenses for a doubtful account receivable related to work performed in prior years for an aerospace industry customer.

We anticipate Advanced Technologies 2004 revenues, gross margin and gross margin percentage to be similar to 2003 results.

Unallocated Expenses. Our unallocated expenses, *i.e.*, those not associated with a specific business segment, within gross margin consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses. Our restricted stock expense varies with the market price of our common stock. Our unallocated expenses within operating income consist of those within gross margin plus general and administrative expenses related to corporate functions. The table below sets out our unallocated expenses for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,		
(dollars in thousands)	2003	2002	2001
Gross margin expenses	$(17,500)	$(18,082)	$(16,585)
% of revenue	3%	3%	3%
Operating expenses	(28,045)	(28,650)	(26,154)
% of revenue	4%	5%	5%

Other. The table below sets forth our significant financial statement items below the gross margin line.

	Year Ended December 31,		
(dollars in thousands)	2003	2002	2001
Selling, general and administrative expenses	$ 56,787	$ 46,462	$ 43,733
Interest expense, net of amounts capitalized	(7,811)	(8,610)	(9,928)
Equity earnings (losses) of unconsolidated affiliates	40	(906)	1,626
Other income (expense), net	(1,669)	(2,287)	(974)
Provision for income taxes	(15,778)	(16,392)	(16,843)

Our selling, general and administrative expenses increased in 2003 due to the additional expenses related to companies we acquired during the year. Our selling, general and administrative expenses in 2002 contained a $1.4 million charge for the doubtful account receivable mentioned in the Advanced Technologies segment discussion above. Interest expense decreased in 2003 as a result of lower average borrowings during the year. Interest expense declined in 2002, as we generated sufficient cash flow to reduce our debt by $52 million and increase our cash by $56 million. Interest expense is net of capitalized interest of $2.0 million for the year ended December 31, 2001. In 2002 and 2001, equity in earnings (losses) of unconsolidated affiliates primarily related to our 50% share of our commercial cable laying and maintenance venture. Due to the current condition of the telecommunications market, this venture is currently inactive and the single vessel used in the venture is being marketed for oilfield and other uses. In 2003, our losses in the cable laying venture were offset by income from an ROV joint venture. In 2004, we expect an increase in equity in earnings of unconsolidated affiliates from our investment in Medusa Spar LLC, which we made in December 2003. Other income (expense), net primarily consists of foreign currency gains and losses.

Our effective tax rate, including foreign, state and local taxes, was 35%, 29% and 35% for the years ended December 31, 2003, 2002 and 2001, respectively. We lowered our effective tax rate to 29% in 2002 as we determined that we would be able to realize foreign tax credits and we were able to finalize tax positions related to the foreign vessel and diving operations that we sold in 2000. For 2004, we anticipate an effective tax rate of approximately 35%.

Contractual Obligations

At December 31, 2003 (except as indicated), we had payments due under contractual obligations as follows:

(dollars in thousands)	Payments due by period				
Contractual Obligations	Total	2004	2005-2006	2007-2008	After 2008
Long-term Debt	$122,324	$ 1,152	$21,172	$60,000	$40,000
Operating Leases (1)	67,234	8,251	14,647	10,081	34,255
Purchase Obligations	4,669	3,983	686	--	--
Other Long-term Liabilities	16,748	--	--	--	16,748
TOTAL	$210,975	$13,386	$36,505	$70,081	$91,003

(1) includes the lease for the Panama City, FL umbilical plant, which we signed in the first quarter of 2004.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are currently exposed to certain market risks arising from transactions we have entered into in the normal course of business. These risks relate to interest rate changes and fluctuations in foreign exchange rates. We do not believe these risks are material. We have not entered into any market risk sensitive instruments for trading purposes. We manage our exposure to interest rate changes through the use of a combination of fixed and floating rate debt. See Note 3 of Notes to Consolidated Financial Statements included in this report for a description of our long-term debt agreements, interest rates and maturities. We believe that significant interest rate changes will not have a material near-term impact on our future earnings or cash flows. Because we operate in various oil and gas exploration and production regions in the world, we conduct a portion of our business in currencies other than the U.S. dollar. The functional currency for many of our international operations is the applicable local currency. We manage our exposure to changes in foreign exchange rates primarily through arranging compensation in U.S. dollars or freely convertible currency and, to the extent possible, by limiting compensation received in other currencies to amounts necessary to meet obligations denominated in those currencies. We use the exchange rates in effect as of the balance sheet date to translate assets and liabilities as to which the functional currency is the local currency, resulting in translation adjustments that we reflect as accumulated other comprehensive income or loss in the shareholders' equity section of our Consolidated Balance Sheets. We recorded adjustments of $11.7 million and $11.8 million to our equity accounts for the years ended December 31, 2003 and 2002, respectively, to reflect the net impact of the strengthening of various foreign currencies against the U.S. dollar for locations where the functional currency is not the U.S. dollar.

Our Subsea Products business in Brazil conducts much of its operations in U.S. dollars, which is its functional currency. We recorded foreign currency losses of $1.2 million and $1.9 million in our income statements in 2003 and 2002, respectively, related to our foreign operations, primarily in Brazil. A portion of our U.K. subsidiary's revenues are from U.S. dollar denominated contracts. If the U.S. dollar continues to weaken against the British pound sterling, we will incur currency losses for the period the related accounts receivable are outstanding.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Index to Financial Statements

Index to Schedules

All schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission have been omitted because they are not required under the relevant instructions or because the required information is included in the financial statements included herein or in the related footnotes thereto.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Oceaneering International, Inc.:

We have audited the accompanying consolidated balance sheets of Oceaneering International, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oceaneering International, Inc. and subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangibles.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 27, 2004

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2003	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 18,396**	$ 66,201
Accounts receivable, net of allowances for doubtful accounts	**139,941**	119,393
Revenue in excess of amounts billed	**11,265**	4,719
Prepaid expenses and other	**55,163**	42,757
Total current assets	**224,765**	233,070
Property and Equipment, at cost:		
Marine services equipment	**383,184**	355,523
Mobile offshore production equipment	**143,489**	138,356
Manufacturing facilities	**58,517**	49,173
Other	**64,909**	45,468
	650,099	588,520
Less accumulated depreciation	**321,029**	266,130
Net property and equipment	**329,070**	322,390
Other Assets:		
Goodwill	**38,468**	14,658
Investments in unconsolidated affiliates	**54,632**	11,406
Other	**15,921**	8,824
Total Assets	**$662,856**	$590,348
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 32,130**	$ 21,918
Accrued liabilities	**85,406**	74,105
Income taxes payable	**15,436**	15,208
Current portion of long-term debt	--	4,800
Total current liabilities	**132,972**	116,031
Long-term Debt, net of current portion	**122,324**	112,800
Other Long-term Liabilities	**48,185**	47,652
Commitments and Contingencies		
Shareholders' Equity:		
Common Stock, par value $0.25 per share; 90,000,000 shares authorized; 24,813,289 shares issued	**6,203**	6,203
Additional paid-in capital	**113,704**	108,826
Treasury stock; 429,545 and 316,351 shares at cost	**(9,563)**	(7,309)
Retained earnings	**245,051**	215,750
Accumulated other comprehensive income (loss)	**3,980**	(9,605)
Total shareholders' equity	**359,375**	313,865
Total Liabilities and Shareholders' Equity	**$662,856**	$590,348

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Year Ended December 31, 2003	2002	2001
Revenue	**$639,249**	$547,467	$524,660
Cost of Services and Products	**528,465**	433,302	424,329
Gross margin	**110,784**	114,165	100,331
Selling, General and Administrative Expense	**56,787**	46,462	43,733
Income from operations	**53,997**	67,703	56,598
Interest Income	**573**	668	491
Interest Expense, net of amounts capitalized	**(7,811)**	(8,610)	(9,928)
Equity earnings (losses) of unconsolidated affiliates	**40**	(906)	1,626
Other Income (Expense), Net	**(1,669)**	(2,287)	(974)
Minority Interests	**(51)**	(43)	352
Income before income taxes	**45,079**	56,525	48,165
Provision for Income Taxes	**(15,778)**	(16,392)	(16,843)
Net Income	**$ 29,301**	$ 40,133	$ 31,322
Basic Earnings per Share	**$1.23**	$1.67	$1.37
Diluted Earnings per Share	**$1.20**	$1.63	$1.33
Weighted average number of common shares	**23,903**	24,047	22,870
Incremental shares from stock options	**550**	636	760
Weighted average number of common shares and equivalents	**24,453**	24,683	23,630

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2003	2002	2001
Cash Flows from Operating Activities:			
Net income	**$ 29,301**	$ 40,133	$31,322
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**56,963**	52,341	47,906
Noncash compensation and other	**10,372**	1,786	4,052
Increase (decrease) in cash from:			
Accounts receivable and revenue in excess of amounts billed, net	**5,856**	30,602	(47,297)
Prepaid expenses and other current assets	**(2,799)**	(2,294)	(1,556)
Other assets	**(5,487)**	(2,318)	(514)
Accounts payable	**2,323**	(6,984)	3,814
Accrued liabilities	**(2,787)**	(8,177)	14,721
Income taxes payable	**1,658**	8,664	7,526
Other long-term liabilities	**(603)**	9,468	138
Total adjustments to net income	**65,496**	83,088	28,790
Net Cash Provided by Operating Activities	**94,797**	123,221	60,112
Cash Flows from Investing Activities:			
Business acquisitions	**(57,828)**	(2,873)	(4,100)
Purchases of property and equipment and other	**(42,542)**	(31,679)	(53,561)
Dispositions of property and equipment	**668**	7,365	115
Decrease (increase) in other investments	**(43,227)**	2,470	(2,698)
Net Cash Used in Investing Activities	**(142,929)**	(24,717)	(60,244)
Cash Flows from Financing Activities:			
Net proceeds (payments) on revolving credit and other long-term debt, net of expenses	**21,935**	(23,000)	(42,060)
Proceeds from term loan	**--**	--	35,000
Payments of term loan	**(17,600)**	(29,400)	(3,000)
Proceeds from issuance of common stock	**9,329**	19,147	10,896
Purchases of treasury stock	**(13,337)**	(9,524)	(141)
Net Cash Provided by (Used in) Financing Activities	**327**	(42,777)	695
Net Increase (Decrease) in Cash and Cash Equivalents	**(47,805)**	55,727	563
Cash and Cash Equivalents – Beginning of Period	**66,201**	10,474	9,911
Cash and Cash Equivalents – End of Period	**$18,396**	$ 66,201	$10,474

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)	Common Stock Issued Shares	Common Stock Issued Amounts	Additional Paid-in Capital	Unearned Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2000	**24,017**	**$ 6,004**	**$ 90,477**	**$ (6,632)**	**$(13,123)**	**$144,295**	**$ (15,954)**	**$205,067**
Comprehensive Income:								
Net Income	--	--	--	--	--	31,322	--	31,322
Change in fair value of interest rate hedge	--	--	--	--	--	--	64	64
Translation adjustments	--	--	--	--	--	--	(1,383)	(1,383)
Total Comprehensive Income	--	--	--	--	--	31,322	(1,319)	30,003
Restricted stock expense	--	--	--	2,608	--	--	--	2,608
Restricted stock market adjustments	--	--	961	(961)	--	--	--	--
Restricted stock forfeitures	--	--	--	786	(786)	--	--	--
Stock options exercised	--	--	200	--	8,271	--	--	8,471
Tax benefits from stock plans	--	--	1,782	--	--	--	--	1,782
Treasury stock purchases	--	--	--	--	(141)	--	--	(141)
Treasury stock issued to company benefit plan, at average cost	--	--	--	--	2,426	--	--	2,426
Balance, December 31, 2001	**24,017**	**6,004**	**93,420**	**(4,199)**	**(3,353)**	**175,617**	**(17,273)**	**250,216**
Comprehensive Income:								
Net Income	--	--	--	--	--	40,133	--	40,133
Change in fair value of interest rate hedge	--	--	--	--	--	--	(372)	(372)
Minimum pension liability adjustment	--	--	--	--	--	--	(3,723)	(3,723)
Translation adjustments	--	--	--	--	--	--	11,763	11,763
Total Comprehensive Income	--	--	--	--	--	40,133	7,668	47,801
Restricted stock expense	--	--	--	3,078	--	--	--	3,078
Restricted stock market adjustments	--	--	1,231	(1,231)	--	--	--	--
Restricted stock forfeitures	--	--	--	28	(138)	--	--	(110)
Stock options exercised	786	196	12,268	--	4,635	--	--	17,099
Tax benefits from stock plans	--	--	3,873	--	--	--	--	3,873
Treasury stock purchases	--	--	--	--	(9,524)	--	--	(9,524)
Treasury stock issued to company benefit plan, at average cost	10	3	357	--	1,066	--	--	1,426
Stock grants	--	--	1	--	5	--	--	6
Balance, December 31, 2002	**24,813**	**6,203**	**111,150**	**(2,324)**	**(7,309)**	**215,750**	**(9,605)**	**313,865**
Comprehensive Income:								
Net Income	--	--	--	--	--	29,301	--	29,301
Change in fair value of interest rate hedge	--	--	--	--	--	--	308	308
Minimum pension liability adjustment	--	--	--	--	--	--	1,542	1,542
Translation adjustments	--	--	--	--	--	--	11,735	11,735
Total Comprehensive Income	--	--	--	--	--	29,301	13,585	42,886
Restricted stock expense	--	--	4,163	1,285	--	--	--	5,448
Stock options exercised	--	--	(2,058)	--	6,756	--	--	4,698
Tax benefits from stock plans	--	--	1,184	--	--	--	--	1,184
Treasury stock purchases	--	--	--	--	(13,337)	--	--	(13,337)
Treasury stock issued to company benefit plan, at average cost	--	--	304	--	4,327	--	--	4,631
Balance, December 31, 2003	**24,813**	**$ 6,203**	**$114,743**	**$ (1,039)**	**$ (9,563)**	**$245,051**	**$ 3,980**	**$359,375**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Oceaneering International, Inc. and our 50% or more owned and controlled subsidiaries. We also consolidate entities that are determined to be Variable Interest Entities as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN No. 46") if we determine that we are the primary beneficiary; otherwise, we account for these entities using the equity method of accounting. We account for our investments in unconsolidated affiliated companies under the equity method. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less from the date of the investment.

Accounts Receivable – Allowances for Doubtful Accounts

The following table sets forth the activity of our allowances for doubtful accounts receivable:

		Additions			
(in thousands)	Balance at beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
For the year ended December 31, 2001	$ 510	$ 799	$ 40	$ --	$1,349
For the year ended December 31, 2002	$1,349	$1,463	$ 64	$113	$2,763
For the year ended December 31, 2003	$2,763	$ --	$ --	$ --	$2,763

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,	
(in thousands)	2003	2002
Spare parts for remotely operated vehicles	$12,865	$11,577
Inventories, primarily raw materials	19,595	9,303
Deferred taxes	16,265	16,634
Other	6,438	5,243
Total	$55,163	$42,757

Inventory is priced at lower of cost or market. We determine cost using the weighted-average method.

Property and Equipment

We provide for depreciation of property and equipment primarily on the straight-line method over estimated useful lives of three to 20 years for marine services equipment, up to 12 years for mobile offshore production equipment and three to 25 years for buildings, improvements and other equipment.

We charge the costs of repair and maintenance of property and equipment to operations as incurred, while we capitalize the costs of improvements. We estimate and accrue in advance for anticipated drydocking expenses of our larger vessels. We recognize differences between the estimates and the actual costs in the income statement.

The following table sets forth the activity of our accruals for drydocking for the periods presented:

		Additions			
(in thousands)	Balance at beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
For the year ended December 31, 2001	$3,160	$1,293	$(29)	$ 810	$3,614
For the year ended December 31, 2002	$3,614	$ (89)	$ 63	$1,493	$2,095
For the year ended December 31, 2003	$2,095	$1,291	$ 109	$1,964	$1,531

We capitalize interest on assets where the construction period is anticipated to be more than three months. We do not allocate general administrative costs to capital projects. Upon the disposition of property and equipment, the related cost and accumulated depreciation accounts are relieved and any resulting gain or loss is included as an adjustment to cost of services and products.

Our management periodically, and upon the occurrence of a triggering event, reviews the realizability of long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by us to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, we base our evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist, or quoted market prices. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. For assets held for sale or disposal, the fair value of the asset is measured using quoted market prices. Assets are classified as held for sale when we have a plan for disposal of certain assets and those assets meet the held for sale criteria. During the year ended December 31, 2002, we recorded an impairment adjustment of $700,000 in the form of additional depreciation of surplus ROV equipment in the Cost of Services and Products within our ROV business segment. During the year ended December 31, 2001, we recorded an adjustment of $1.5 million, in the form of additional depreciation included in Cost of Services and Products within our Mobile Offshore Production Systems business segment. This adjustment decreased the carrying value of an out-of-service tanker to its estimated scrap value. During the year ended December 31, 2001, we also recorded an impairment adjustment of $600,000 in the form of additional depreciation included in the Cost of Services and Products within the Subsea Projects business segment. This adjustment decreased the carrying value of a crane barge held for sale to its estimated market value. We made no other impairment adjustments during the periods presented.

Business Acquisitions

In January 2003, we acquired OIS International Inspection plc, an international provider of inspection and non-destructive testing services, for approximately $29 million. In April 2003, we acquired Nauticos Corporation, a provider of marine products and services support to government and commercial customers, and Reflange, Inc., a manufacturer of patented metal seal piping connectors and a supplier of on-site machining services, for approximately $8 million and $5 million, respectively. In September 2003, we acquired Rotator AS, a designer and manufacturer of subsea control valves, topside control valves, subsea chemical injection valves and specialty control panels, for approximately $15 million. These acquisitions were accounted for using the purchase method of accounting, with the purchase price being allocated to the net assets acquired based on their fair market values at the date of acquisition. We have made preliminary purchase price allocations based on estimates using information currently available to us, and the allocations are subject to change when we obtain final asset and liability valuations. Our current estimate of goodwill associated with these four acquisitions is $22 million. These acquisitions were not material. As a result, we have not included pro forma information. The results of operations of OIS International Inspection plc, Nauticos Corporation, Reflange, Inc. and Rotator AS are included in our consolidated statements of income from the respective dates of acquisition.

Goodwill

Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* This standard changed the accounting for goodwill and certain other intangible assets from an amortization method to an impairment-only approach. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and at least an annual test for impairment of goodwill and intangible assets with indefinite lives.

In accordance with the requirements of SFAS No. 142, we tested the goodwill attributable to each of our reporting units for impairment as of January 1, 2001, December 31, 2002 and 2003 and concluded that there was no impairment. Our reporting units are the product and service lines one level below our reportable business segments, except for Inspection and Subsea Projects, which are each a single reporting unit. Prior to 2003, Inspection and Subsea Projects combined to form the Other Services segment, and each was a reporting unit one level below the segment. We estimated fair value using discounted cash flow methodologies and market comparable information.

Had we accounted for our goodwill and certain other intangible assets under SFAS No. 142 for all prior periods presented, our net income and earnings per common share for the year ended December 31, 2001 would have been as follows:

(in thousands, except per share amounts)	
Reported net income	$31,322
Amortization expense, net of tax	1,102
Net income, as adjusted	$32,424
Earnings per common share, as adjusted:	
Basic	$1.42
Diluted	$1.37

Revenue Recognition

Our revenue is primarily derived from billings under contracts that provide for specific time, material and equipment charges, which are accrued daily and billed periodically, ranging from weekly to monthly. Significant lump-sum contracts, which occur particularly in our Subsea Products and Advanced Technologies segments, are accounted for using the percentage-of-completion method. Under this method, we measure the extent of progress toward completion based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We record anticipated losses on contracts, if any, in the period during which those losses are first determinable.

Revenue in Excess of Amounts Billed relates to recoverable costs and accrued profits on contracts in process. Billings in Excess of Revenue Recognized on uncompleted contracts are classified in accrued liabilities.

Revenue in Excess of Amounts Billed is summarized as follows:

	December 31,	
(in thousands)	2003	2002
Revenues recognized on uncompleted contracts	$73,557	$46,363
Less: Billings of customers	(62,292)	(41,644)
Revenue in excess of amounts billed	$11,265	$ 4,719

Billings in Excess of Revenue Recognized on uncompleted lump-sum contracts accounted for using the percentage-of-completion method are summarized as follows:

(in thousands)	December 31, 2003	2002
Amounts billed to customers	$34,523	$23,155
Less: Revenues recognized	(26,478)	(20,073)
Billings in excess of revenue recognized	$ 8,045	$ 3,082

Stock-Based Compensation

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, we use the intrinsic value method of accounting established by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, to account for our stock-based compensation programs. Accordingly, we do not recognize any compensation expense when the exercise price of an employee stock option is equal to the Common Share market price on the grant date. The following illustrates the pro forma effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123:

(in thousands, except per share	Year Ended December 31, 2003	2002	2001
Net income:			
As reported	$29,301	$40,133	$31,322
Employee stock-based compensation expense included in net income, net of income tax benefit	5,315	3,882	3,320
Pro forma compensation expense determined under fair value methods for all awards, net of income tax benefit	(11,197)	(8,880)	(7,127)
Pro forma	$23,419	$35,135	$27,515
Pro forma earnings per common share:			
Basic	$0.98	$1.46	$1.20
Diluted	$0.96	$1.42	$1.16
Reported earnings per common share:			
Basic	$1.23	$1.67	$1.37
Diluted	$1.20	$1.63	$1.33

For purposes of these pro forma disclosures, the fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model. The following assumptions for the years ended December 31, 2003, 2002 and 2001, respectively, were computed on a weighted average basis: expected volatility of 45.0%, 49.2% and 57.1%; risk-free interest rate of 2.26%, 1.94% and 4.69%; expected life of 3.0 years; and no expected dividends. The weighted average fair value of the options granted in the years ended December 2003, 2002 and 2001 was $7.57, $8.74 and $9.98, respectively. The estimated fair value of the options is amortized to pro forma expense over the options' expected lives.

Income Taxes

We provide income taxes at appropriate tax rates in accordance with our interpretation of the respective tax laws and regulations after review and consultation with our internal tax department, tax advisors and, in some cases, legal counsel in various jurisdictions. We provide for deferred income taxes for temporary differences in the recognition of income and expense for financial and tax reporting purposes. Our policy is to provide for deferred U.S. income taxes on foreign income only to the extent such income is not to be invested indefinitely in the related foreign entity.

Foreign Currency Translation

The functional currency for several of our foreign subsidiaries is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, and the resulting translation adjustments are accumulated as a component of shareholders' equity. All foreign currency transaction gains and losses are recognized currently in the Consolidated Statements of Income.

Our subsidiary in Brazil uses the U.S. dollar as its functional currency. These financial statements are translated as follows: nonmonetary assets, share par value and paid-in capital are translated at historical exchange rates; revenue and expenses are translated at the average rates of exchange during the period, except for depreciation and amortization and material transfers from inventory, which are translated at historical exchange rates; and all other financial statement accounts are translated at the rate of exchange at the end of each period. Remeasurement adjustments are credited or charged directly to income.

Earnings Per Share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares and the weighted average number of common shares plus common share equivalents, respectively. The weighted average number of common shares and equivalents for 2003, 2002 and 2001 exclude averages of 899,000, 341,000 and 667,000 stock options, respectively, which were antidilutive.

Financial Instruments

We recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Reclassifications

We have reclassified certain amounts from prior years, particularly segment information, to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that our management make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

New Accounting Standards

In November 2002, a consensus was reached on EITF Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* ("EITF No. 00-21"). EITF No. 00-21 provides guidance on how to determine when an arrangement that involves multiple revenue-generating activities or deliverables should be divided into separate units of accounting for revenue recognition purposes, and if this division is required, how the arrangement consideration should be allocated among the separate units of accounting. The guidance is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material effect on our consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. FIN No. 46 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity. A variable interest entity is generally defined as an entity whose equity is insufficient to absorb the expected losses or whose owners lack the risk and rewards of ownership. FIN No. 46 is effective for all variable interest entities created or modified after January 31, 2003 and requires certain disclosures for all variable interest entities. In December 2003, the FASB published a revision to FIN No. 46 ("FIN No. 46R") to clarify some of the provisions of the Interpretation and to defer the effective date of implementation for certain entities created before January 31, 2003. Under the guidance of FIN No. 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities ("SPEs") are required to apply the provisions of the

Interpretation in financials statements for periods ending after March 14, 2004. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on our consolidated financial position, results of operations or liquidity. For all other interests, we are currently evaluating the impact this interpretation will have on our financial statements. In December 2003, we purchased a 50% equity interest in Medusa Spar LLC for $43.7 million. Medusa Spar LLC owns a 75% interest of a production spar platform. Medusa Spar LLC's revenue is derived from processing oil and gas production for a fee based on the volumes processed (throughput). The majority working interest owner of the Medusa field, the spar's initial location, has committed to deliver a minimum throughput, which we expect will generate sufficient revenue to repay Medusa Spar LLC's bank debt. The Medusa Spar LLC financed its acquisition of its 75% interest in the production spar platform using approximately 50% debt and 50% equity from its equity holders. Our maximum exposure to loss from our investment in Medusa Spar LLC is our $43.7 million investment. Medusa Spar LLC is a variable interest entity. As we are not the primary beneficiary under FIN 46, we are accounting for our investment in Medusa Spar LLC under the equity method of accounting.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to our existing financial instruments effective July 1, 2003, the beginning of the first fiscal period after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on our consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (Revised 2003), *Employers' Disclosures about Pensions and other Postretirement Benefits*. The statement requires additional disclosures describing the types of plan assets, investment strategy, measurement date, plan obligations, cash flows and components of net periodic benefit cost recognized during interim periods. This statement is generally effective for financial statements with fiscal years ending after December 15, 2003, although its provisions regarding disclosure of information about foreign plans and disclosure of estimated future payments are not effective until 2004. The adoption of SFAS No. 132 did not have a material effect on our consolidated financial statements.

2. INCOME TAXES

We file a consolidated U.S. federal income tax return for Oceaneering International, Inc. and our domestic subsidiaries, including acquired companies from their respective dates of acquisition. We conduct our international operations in a number of locations that have varying laws and regulations with regard to income and other taxes, some of which are subject to interpretation. Our management believes that adequate provisions have been made for all taxes that will ultimately be payable, although final determination of tax liabilities may differ from our estimates. On a geographic basis, loss before minority interests and income taxes attributable to the United States was $(1.9) million, $(1.6) million and $(6.3) million for the years ended December 31, 2003, 2002 and 2001, respectively. The following table sets forth Oceaneering's provisions for income taxes.

	Year Ended December 31,		
(in thousands)	2003	2002	2001
U.S. federal and state	$ 2,550	$ (1,493)	$ 8,779
Foreign	13,228	17,885	8,064
Total provision	$15,778	$16,392	$16,843
Current	$16,261	$20,971	$13,643
Deferred	(483)	(4,579)	3,200
Total provision	$15,778	$16,392	$16,843
Cash taxes paid	$16,890	$12,976	$10,320

As of December 31, 2003, our Brazil subsidiary had net operating loss carryforwards ("NOLs") of approximately $3.7 million, which are available to reduce future Brazilian income taxes that would otherwise be payable.

As of December 31, 2003 and 2002, our worldwide deferred tax assets and liabilities were as follows:

	December 31,	
(in thousands)	2003	2002
Current deferred tax assets	$16,265	$16,634
Gross deferred tax assets – long-term	$ 1,393	$ 1,928
Valuation allowance	(1,307)	(1,864)
Net deferred tax assets – long-term	$ 86	$ 64
Deferred tax liabilities	$24,154	$24,984

Our current deferred tax assets relate to self-insurance reserves, expected tax refunds and expected foreign tax credits.

Our gross deferred tax assets – long-term consist primarily of NOLs in our Brazilian subsidiary, which have no expiration date, and reserves for which a tax deduction has not yet been allowed. Deferred tax liabilities consist primarily of depreciation and amortization book/tax differences and provisions for income of foreign subsidiaries expected to be repatriated, net of restricted stock book/tax differences which will turn around in the same time period. We have $17 million of earnings of our Swiss subsidiary, Oceaneering International AG, that we consider indefinitely reinvested outside the United States and that we do not expect to repatriate.

We have established a valuation allowance for deferred tax assets after taking into account factors that are likely to affect our ability to utilize the tax assets. In particular, we conduct our business through several foreign subsidiaries and, although we expect our consolidated operations to be profitable, there is no assurance that profits will be earned in entities or jurisdictions that have NOLs available. Changes in the valuation allowance primarily relate to the utilization of foreign NOLs and realization of foreign tax credits. Income taxes, computed by applying the federal statutory income tax rate of 35% to income before income taxes and minority interests, are reconciled to the actual provisions for income taxes as follows:

	Year Ended December 31,		
(in thousands)	2003	2002	2001
Computed U.S. statutory expense	$15,795	$19,799	$16,735
Change in valuation allowances	(557)	(1,286)	(2,450)
Withholding taxes and foreign earnings taxed at rates different from U.S. statutory rates	206	(1,687)	3,543
State and local taxes and other, net	334	(434)	(985)
Total provision for income taxes	$15,778	$16,392	$16,843

3. DEBT

Long-term Debt consisted of the following:

(in thousands)	December 31, 2003	December 31, 2002
6.72% Senior Notes	$100,000	$100,000
Revolving credit facility	20,000	--
Software vendor financing	2,324	--
Term loan agreement	--	17,600
Long-term Debt	122,324	117,600
Less: current portion	--	(4,800)
Long-term Debt, net of current portion	$122,324	$112,800

We have $100 million aggregate principal amount of 6.72% Senior Notes outstanding and scheduled to be paid in five equal annual installments beginning September 2006.

As of December 31, 2003, we had a $100 million revolving credit facility (the "Credit Agreement"). There was a facility fee ranging from .20% to .30% per annum, depending on our debt-to-capitalization ratio, on the banks' commitments. Principal maturity was in July 2007. Under the Credit Agreement, Oceaneering had the option to borrow dollars at the London Interbank Offered Rate ("LIBOR") plus a margin ranging from .55% to 1.075%, depending on our debt-to-capitalization ratio, or at the agent bank's prime rate. There were $20 million of borrowings under the Credit Agreement at December 31, 2003.

In January 2004, we replaced the $100 million revolving credit agreement facility with an amended and restated $250 million revolving credit facility. The $250 million credit agreement has similar terms as the $100 million credit agreement described above, with a final maturity in January 2008.

Taking into account the terms of the $250 million revolving credit facility of January 2004, scheduled maturities of Long-term Debt outstanding as of December 31, 2003 were as follows:

(in thousands)	6.72% Notes	Revolving Credit	Software Vendor Financing	Total
2004	$ --	$ --	$ 1,152	$ 1,152
2005	--	--	1,172	1,172
2006	20,000	--	--	20,000
2007	20,000	--	--	20,000
2008	20,000	20,000	--	40,000
Thereafter	40,000	--	--	40,000
Total	$100,000	$20,000	$ 2,324	$122,324

Maturities in 2004 are not classified as current as of December 31, 2003 since we can extend the maturity by reborrowing under the revolving credit facility with a maturity date after one year.

The 6.72% Senior Notes contain restrictive covenants as to minimum net worth, debt-to-capitalization ratio, fixed charge coverage, interest coverage and restricted payments. Restricted payments, which include dividends and treasury stock purchases, are limited from April 1, 1998, on a net basis, to the sum of $25 million plus 50% of our consolidated net income after April 1, 1998, plus cash proceeds from any sales of our common stock. The $250 million revolving credit agreement contains restrictive covenants as to minimum net worth, debt-to-capitalization ratio, interest coverage and restricted payments. Under the revolving credit agreement, restricted payments, which include dividends and treasury stock purchases, are limited to $100 million plus the sum of, since October 1, 2003, 50% of our consolidated net income plus any cash proceeds from any sales of our common stock.

Cash interest payments of $8.0 million, $8.7 million and $12.0 million were made in the years ended December 31, 2003, 2002 and 2001, respectively. Interest charges of $2.0 million were capitalized as part of construction-in-progress in the year ended December 31, 2001.

4. COMMITMENTS AND CONTINGENCIES

Lease Commitments

At December 31, 2003, we occupied several facilities under noncancellable operating leases expiring at various dates through 2091. Future minimum rentals under these leases are as follows:

	(in thousands)
2004	$ 8,148
2005	7,577
2006	5,838
2007	4,953
2008	3,896
Thereafter	31,122
Total Lease Commitments	$61,534

Rental expense, which includes hire of vessels, specialized equipment and real estate rental, was approximately $18.5 million, $14 million and $14 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Insurance

We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent and carry insurance for exposures beyond the self-insurance levels, which can be by occurrence or in the aggregate. We determine the level of accruals by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review each claim with insurance adjusters and establish specific reserves for all known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using management estimates and based on prior experience. We believe that we have established adequate accruals for uninsured expected liabilities arising from those obligations.

Litigation

Various actions and claims are pending against us, most of which are covered by insurance. In the opinion of our management, the ultimate liability, if any, that may result from these actions and claims will not materially affect our financial position or results of operations.

Letters of Credit

We had $28 million and $23 million in letters of credit outstanding as of December 31, 2003 and 2002, respectively, as guarantees in force for self-insurance requirements and various performance and bid bonds, which are usually for the duration of the applicable contract.

Financial Instruments and Risk Concentration

In the normal course of business, we manage risks associated with foreign exchange rates and interest rates through a variety of strategies, including the use of hedging transactions. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes.

As of December 31, 2002, we had an interest rate hedge in place, which fixed three-month LIBOR at 3.24%, effective January 2, 2002. This applied to the scheduled balance of the Term Loan, and the amount reduced by the scheduled amortization of the Term Loan. When we made a $21 million prepayment of principal of the Term Loan in the second quarter of 2002, the remaining scheduled maturities of the Term Loan changed. We revised the hedge to match the rescheduled maturities of the Term Loan. We charged $118,000 to interest expense as a result of the change. In the third quarter of 2003, we repaid the Term Loan with the initial proceeds of a new revolving credit agreement. As a result, we terminated the remainder of the hedge and charged the $203,000 cost of terminating the hedge to interest expense.

Other financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The carrying values of cash and cash equivalents and bank borrowings approximate their fair values due to the short maturity of those instruments or the short-term duration of the associated interest rate periods. Accounts receivable are generated from a broad and diverse group of customers, primarily from within the energy industry, which is our major source of revenue. Due to their short term nature, carrying value of our accounts receivable approximates fair market value. We maintain an allowance for doubtful accounts based on expected collectibility.

We estimated the fair value of our $100 million of 6.72% Senior Notes to be $109 million as of December 31, 2003. This estimate was arrived at by computing the present value of the future principal and interest payments using a yield-to-maturity interest rate for securities of similar quality and term.

5. OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

Business Segment Information

We supply a comprehensive range of integrated technical services to a variety of industries and we are one of the world's largest underwater services contractors. Our Oil and Gas business consists of Remotely Operated Vehicles ("ROVs"), Subsea Products, Subsea Projects, Mobile Offshore Production Systems and Inspection. Our ROV segment provides submersible vehicles operated from the surface to support offshore oil and gas exploration, production and construction activities. Our Subsea Products segment supplies umbilicals, production control equipment, pipeline repair systems and ROV tooling and work packages. Our Subsea Projects segment provides multiservice vessels, oilfield diving and support vessel operations, which are used primarily in inspection, repair and maintenance activities. Our Inspection segment provides customers with a wide range of third-party inspection services to satisfy contractual structural specifications, internal safety standards and regulatory requirements. Our Advanced Technologies business provides project management, engineering services and equipment for applications in non-oilfield markets. Unallocated Expenses are those not associated with a specific business segment. These consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses, including corporate administrative expenses.

The following table presents Revenues, Income from Operations and Depreciation and Amortization Expense by business segment:

	Year Ended December 31,		
(in thousands)	2003	2002	2001
Revenue			
Oil and Gas			
Remotely Operated Vehicles	$160,359	$149,619	$153,929
Subsea Products	107,540	123,227	126,448
Subsea Projects	68,796	78,709	72,085
Mobile Offshore Production Systems	46,836	48,538	39,154
Inspection	136,599	44,026	30,165
Total Oil and Gas	520,130	444,119	421,781
Advanced Technologies	119,119	103,348	102,879
Total	$639,249	$547,467	$524,660
Income from Operations			
Oil and Gas			
Remotely Operated Vehicles	$ 34,925	$ 32,213	$ 40,159
Subsea Products	4,466	19,655	11,509
Subsea Projects	6,626	12,010	6,434
Mobile Offshore Production Systems	15,712	18,988	10,428
Inspection	5,246	2,508	2,007
Total Oil and Gas	66,975	85,374	70,537
Advanced Technologies	15,067	10,979	12,215
Unallocated Expenses	(28,045)	(28,650)	(26,154)
Total	$ 53,997	$ 67,703	$ 56,598
Depreciation and Amortization Expense			
Oil and Gas			
Remotely Operated Vehicles	$ 27,175	$ 25,642	$ 22,217
Subsea Products	7,210	5,364	5,128
Subsea Projects	5,274	6,224	7,433
Mobile Offshore Production Systems	10,415	10,280	8,699
Inspection	4,103	995	531
Total Oil and Gas	54,177	48,505	44,008
Advanced Technologies	2,004	2,554	2,557
Unallocated Expenses	782	1,282	1,341
Total	$ 56,963	$ 52,341	$ 47,906

The following tables present Assets, Goodwill and Capital Expenditures by business segment as of and for the periods indicated:

(in thousands)	As of December 31, 2003	2002
Assets		
Oil and Gas		
Remotely Operated Vehicles	$158,089	$161,657
Subsea Products	117,953	98,816
Subsea Projects	71,719	59,308
Mobile Offshore Production Systems	137,508	98,899
Inspection	65,899	25,651
Total Oil and Gas	551,168	444,331
Advanced Technologies	49,345	42,716
Corporate and Other	62,343	103,301
Total	$662,856	$590,348
Goodwill		
Oil and Gas		
Remotely Operated Vehicles	$ 190	$ 190
Subsea Products	15,616	4,449
Inspection	12,208	4,541
Total Oil and Gas	28,014	9,180
Advanced Technologies	10,454	5,478
Total	$ 38,468	$ 14,658

(in thousands)	Year Ended December 31, 2003	2002	2001
Capital Expenditures			
Oil and Gas			
Remotely Operated Vehicles	$22,320	$13,107	$23,242
Subsea Products	26,629	11,067	8,506
Subsea Projects	5,828	4,713	1,199
Mobile Offshore Production Systems	1,043	1,559	19,225
Inspection	30,710	1,949	3,879
Total Oil and Gas	86,530	32,395	56,051
Advanced Technologies	12,047	1,499	1,610
Corporate and Other	1,793	658	--
Total	$100,370	$ 34,552	$ 57,661

Income from operations for each business segment is determined before interest income or expense, other income (expense), minority interests and provision for income taxes. An allocation of these items is not considered practical. All assets specifically identified with a particular business segment have been segregated. Cash and cash equivalents, certain prepaid expenses and other current assets, certain investments and other assets have not been allocated to particular business segments and are included in Corporate and Other.

No individual customer accounted for more than 10% of our consolidated revenue in any of the years ended December 31, 2003, 2002 or 2001.

Geographic Operating Areas

The following table summarizes certain financial data by geographic area:

	Year Ended December 31,		
(in thousands)	2003	2002	2001
Revenue			
United States	$305,444	$292,085	$278,390
United Kingdom	105,991	53,811	43,173
Africa	77,643	69,663	60,200
Brazil	16,901	32,187	40,349
Australia	29,543	28,737	23,665
Norway	36,019	27,111	27,671
Indonesia	14,537	9,242	8,116
Other Asia	28,882	16,998	23,376
Other	24,289	17,633	19,720
Total	$639,249	$547,467	$524,660
Long-Lived Assets			
United States	$225,955	$172,249	$184,375
Europe	80,014	51,664	40,023
Africa	21,730	18,162	26,012
Asia	13,711	16,024	23,234
Australia	69,752	76,719	86,968
Brazil	14,877	15,317	8,792
Total	$426,039	$350,135	$369,404

Revenue is based on location where services are performed and facility location for products.

6. ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities and other long-term liabilities consisted of the following:

	December 31,	
(in thousands)	2003	2002
Accrued Liabilities:		
Payroll and related costs	$34,914	$32,186
Accrued job costs	16,175	17,837
Self-insurance reserves for claims expected to be paid within one year	6,640	7,489
Billings in excess of revenue recognized	15,882	7,529
Other	11,795	9,064
Total Accrued Liabilities	$ 85,406	$74,105
Other Long-Term Liabilities:		
Deferred income taxes	$24,154	$24,984
Self-insurance reserves not expected to be paid within one year	5,123	10,304
Accrued defined benefit plan obligations	5,239	5,576
Supplemental Executive Retirement Plan	11,509	6,165
Minority interests and other	2,160	623
Total Other Long-Term Liabilities	$48,185	$47,652

7. EMPLOYEE BENEFIT PLANS AND SHAREHOLDER RIGHTS PLAN

Retirement Investment Plans

We have three separate employee retirement investment plans that, taken together, cover most of our full-time employees. The Oceaneering Retirement Investment Plan is a 401(k) plan in which U.S. employees may participate by deferring a portion of their gross monthly salary and directing us to contribute the deferred amount to the plan. We match a portion of the employees' deferred compensation. Our contributions to the plan were $4,688,000, $4,140,000 and $3,679,000 for the plan years ended December 31, 2003, 2002 and 2001, respectively.

The second plan is the Oceaneering International Services Pension Scheme for employees in the United Kingdom. Under this plan, employees may contribute a portion of their gross monthly salary. We also contribute an amount equal to a portion of the participant's gross monthly salary. Our contributions to this plan for the years ended December 31, 2003, 2002 and 2001 were $739,000, $295,000 and $207,000, respectively. At December 31, 2001, the plan assets exceeded its projected benefit obligations. At December 31, 2003 and 2002, plan assets were $3.3 million and $4.6 million less than the projected benefit obligations of $11.4 million and $11.1 million, respectively. The change in 2002 was due to the performance of plan investments being less than projected and changes in the U.K. life expectancy tables. We also make matching contributions to other foreign employee savings plans similar in nature to a 401(k). In 2003, these contributions, primarily related to a plan associated with a U.K. subsidiary that we acquired in 2003, were $1,407,000.

The third plan is the Oceaneering International, Inc. Supplemental Executive Retirement Plan, which covers selected key management employees and executives, as approved by the Compensation Committee of our Board of Directors (the "Compensation Committee"). Under this plan, we accrue an amount determined as a percentage of the participant's gross monthly salary and the amounts accrued are treated as if they are invested in one or more investment vehicles pursuant to this plan. Expenses related to this plan during the years ended December 31, 2003, 2002 and 2001 were $2,288,000, $2,017,000 and $2,134,000, respectively.

Incentive and Stock Option Plans

Under the 2002 Incentive Plan and the 2002 Non-Executive Incentive Plan (the "Incentive Plans"), totals of 1,325,000 and 2,500,000 shares of our common stock, respectively, were made available for awards to employees and other persons (excluding (1) nonemployee directors except with respect to automatic grants as described below, and, (2) executive officers, in the case of the 2002 Non-Executive Incentive Plan, which is not a shareholder-approved plan) having an important business relationship or affiliation with us. Under the shareholder-approved 2002 Incentive Plan, each of our directors is automatically granted an option to purchase 10,000 shares of our common stock on the date the director becomes a nonemployee director and each year thereafter at an exercise price per share equal to the fair market value of a share of our common stock on the date the option was granted. These options granted to nonemployee directors become fully exercisable six months following the date of grant.

The Incentive Plans are administered by the Compensation Committee, which determines the type or types of award(s) to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. The Compensation Committee may grant stock options, stock appreciation rights and stock and cash awards. Options outstanding under the Incentive Plans and prior plans vest over a three- or four-year period and are exercisable over a period of four, five or ten years after the date of grant or five years after the date of vesting. Under the Incentive Plans, a stock option must have a term not exceeding five years from the date of grant and must have an exercise price of not less than the fair market value of a share of our common stock on the date of grant. The Compensation Committee may not: (1) grant, in exchange for a stock option, a new stock option having a lower exercise price; or (2) reduce the exercise price of a stock option.

We recognize no compensation cost for stock options we issued unless options are granted at an option price below the fair market value of the stock at the date of the grant. See Note 1 – "Summary of Major Accounting Policies – Stock-Based Compensation" for fair market values and pro forma financial effects had compensation cost for these stock options been determined based on fair value.

Information regarding option plans is as follows:

	Shares Under Option	Weighted Average Exercise Price
Balance at December 31, 2000	2,348,275	$ 14.40
Granted	748,400	23.57
Exercised	(620,685)	13.74
Forfeited	(141,330)	17.19
Balance at December 31, 2001	2,334,660	17.35
Granted	774,600	24.99
Exercised	(1,088,085)	15.65
Forfeited	(43,200)	19.50
Balance at December 31, 2002	1,977,975	21.23
Granted	843,600	23.10
Exercised	(296,500)	15.37
Forfeited	(34,700)	23.15
Balance at December 31, 2003	2,490,375	$ 22.53

The following table provides information about the options outstanding at December 31, 2003.

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares at December 31, 2003	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Shares at December 31, 2003	Weighted Average Exercise Price
$4.72 – 14.37	257,150	1.69	$13.89	257,150	$13.89
$14.38 – 19.50	115,050	1.20	$16.66	111,850	$16.63
$19.51 – 27.88	2,118,175	3.72	$23.90	821,725	$24.46

Restricted Stock Plan Information

During the year ended December 31, 2002, the Compensation Committee granted restricted units of our common stock to certain of our key executives and employees. No restricted common stock units or restricted common stock were granted in 2003 or 2001. These grants are subject to earning requirements on the basis of a percentage change between the price of our common stock versus the average of the common stock price of a peer group of companies over a three-year period. Up to one-third of the grants made in 2002 may be earned each year depending on our cumulative common stock performance, with any amount earned subject to vesting in five equal installments over a five-year period, conditional upon continued employment. At the time of vesting of a restricted common stock unit, the participant will be issued a share of our common stock for each common stock unit vested. At the time of each vesting, a participant receives a tax-assistance payment. With regard to the grants of restricted common stock made prior to 2001, the employee must reimburse us for the tax-assistance payment if the vested common stock is sold by the employee within three years after the vesting date. As of December 31, 2003, one-third of the grants made in 2002 had been earned. As of December 31, 2003, a total of 866,500 shares or units of restricted stock was outstanding and unvested under these and former, similar grants, of which 457,500 shares were earned, subject to vesting requirements. The numbers and weighted average grant date fair values of restricted stock units and stock granted were 616,500 and $24.19, respectively, during 2002. Compensation expense under the restricted stock plans was $8,177,000, $5,972,000 and $5,108,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Each grantee of shares of restricted common stock mentioned in this paragraph is deemed to be the record owner of those shares during the restriction period, with the right to vote and receive any dividends on those shares. The restricted stock units granted in 2002 carry no voting or dividend rights.

Shareholder Rights Plan

We adopted a Stockholder Rights Plan on November 20, 1992 which was amended and restated as of November 16, 2001. Each Right initially entitles the holder to purchase from us a fractional share consisting of one one-hundredth of a share of Series B Junior Participating Preferred Stock, at a purchase price of $60 per fractional share, subject to adjustment. The Rights generally will not become exercisable until ten days after a public announcement that a person or group has acquired 15% or more of our common stock (thereby becoming an "Acquiring Person") or the commencement of a tender or exchange offer that would result in an Acquiring Person (the earlier of such dates being called the "Distribution Date"). Rights were issued and will continue to be issued with all shares of our common stock that are issued until the Distribution Date. Until the Distribution Date, the Rights will be evidenced by the certificates representing our common stock and will be transferable only with our common stock. Generally, if any person or group becomes an Acquiring Person, each Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter entitle its holder to purchase, at the Rights' then current exercise price, shares of our common stock having a market value of two times the exercise price of the Right. At any time until ten days after a public announcement that the Rights have been triggered we will generally be entitled to redeem the Rights for $.01 and to amend the Rights in any manner other than certain specified exceptions. Certain subsequent amendments are also permitted. The Rights expire on November 20, 2011.

Post-Employment Benefit

In November 2001, we entered into an agreement with our Chairman and Chief Executive Officer (the "Chairman"). The agreement provides for a specific employment period with us through August 15, 2006, followed by a specific service period ending no later than August 15, 2011, during which the Chairman, acting as an independent contractor, has agreed to serve as nonexecutive Chairman of our Board of Directors if requested to serve in that capacity by our Board of Directors. The agreement provides the Chairman with a post-employment benefit of ten years following his services to us. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children during his employment with us, and, under certain circumstances, thereafter for their lives. We are recognizing the net present value of the post-employment benefits over the expected service period. If the service period is reduced or terminated, we will recognize the previously unaccrued benefits.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)

	Year Ended December 31, 2003				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$140,669	$163,761	$172,754	$162,065	$639,249
Gross profit	24,163	28,226	30,372	28,023	110,784
Income from operations	11,457	14,743	16,050	11,747	53,997
Net income	6,035	8,086	9,038	6,142	29,301
Diluted earnings per share	$ 0.25	$ 0.33	$ 0.37	$ 0.25	$ 1.20
Weighted average number of common shares and equivalents	24,500	24,284	24,488	24,539	24,453

	Year Ended December 31, 2002				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$138,849	$141,550	$130,607	$136,461	$547,467
Gross profit	26,010	31,587	30,079	26,489	114,165
Income from operations	15,100	20,108	17,494	15,001	67,703
Net income	8,364	10,926	11,909	8,934	40,133
Diluted earnings per share	$ 0.35	$ 0.44	$ 0.48	$ 0.36	$ 1.63
Weighted average number of common shares and equivalents	24,219	24,892	24,802	24,821	24,683

DIRECTORS AND KEY MANAGEMENT

DIRECTORS

T. Jay Collins
President and Chief Operating Officer of Oceaneering International, Inc.

Jerold J. DesRoche
Chief Executive Officer and a director of National Power Company

David S. Hooker
Chairman of Ocean Hover Limited and a director of Aminex plc

John R. Huff
Chairman and Chief Executive Officer of Oceaneering International, Inc.

D. Michael Hughes
Owner of The Broken Arrow Ranch and affiliated businesses

Harris J. Pappas
President of Pappas Restaurants, Inc. and a director of Luby's, Inc.

CORPORATE MANAGEMENT

John R. Huff
Chairman and Chief Executive Officer

T. Jay Collins
President and Chief Operating Officer

Marvin J. Migura
Senior Vice President and Chief Financial Officer

George R. Haubenreich, Jr.
Senior Vice President, General Counsel, and Secretary

Stephen E. Bradshaw
Vice President Business Development

Gregg K. Farris
Vice President Information Technology

John L. Zachary
Controller and Chief Accounting Officer

Robert P. Mingoia
Treasurer

Robert P. Moschetta
Corporate HSE Director

Janet G. Charles
Manager, Human Resources

OFFSHORE OIL AND GAS SERVICES AND PRODUCTS

M. Kevin McEvoy
Senior Vice President
Western Region

Jerry A. Gauthier
Vice President & General Manager Americas

Norb D. Gorman
Vice President & General Manager Subsea Projects

Charles A. Royce
Vice President Sales & Marketing

Scott A. Wagner
Vice President & General Manager Brazil

Ricardo Chagas
ROV Manager South America

Teri P. Doucet
Contracts Manager

Lanny L. Falgout
Commercial Manager

Steven Hall
Manager, Diving

Michael Hessel, Jr.
Manager, Installation Projects

Randall G. Kille
Manager, IMR Projects

Warren Klingler
Manager, Dive/Marine

Duane Landry
Region Controller

J. David Macnamara
Region Administrative Manager

Robert "Pat" Mannina
ROV Manager, North America

Patrick Matthews
Manager, Survey

Darrin McGuire
Manager, Vessels

Darryl Rundquist
ROV Operations Manager

Mike Todd
Subsea Projects Operations Manager

Wayne P. Verdun
Manager, HSE

Thomas Verhagen
Region Business Manager

Clyde Hewlett
Vice President & General Manager, MOPS

Fred E. Shumaker
Vice President, Business Development, MOPS

John M. Cherry
Country Manager, Angola

William K. Clegg
Chief Subsea Engineer

Andy Henderson
Manager, Subsea Tiebacks

Max Kattner
Engineering Manager

Jim M. Luke
Managing Director, Australia

Richard J. Thompson
Manager of Operations, MOPS

Alexander Westwood
Senior Vice President
Eastern Region

Derek M. Allan
Vice President, Inspection

Andrew Atkinson
Director & General Manager, Singapore

Priyo Darmo
President & General Manager, Survey

Colin Forbes
Regional Legal Counsel

Patrick Haggerty
ROV Manager Europe

Fiona Inkster
Regional Human Resources Manager

Sam Kavanagh
Operations Manager, Survey

Chandru Lalwani
Region Controller

Garry Lewis
Commercial Manager, Inspection

Bernt Aage Lie
General Manager, Norway

Martin McDonald
ROV Manager, Africa & Middle East

Alex Mustard
Regional Manager, Integrity Management Services

C. Andre Olivier
Regional Manager, Inspection Americas

Jonathon E. Playford
Commercial Manager, ROV, Europe & Africa

David Ratz
Commercial Manager, ROV, Asia

Neil Riddle
Regional Manager, Inspection, Asia & Middle East

Harold Roberts
ROV Manager Business Development

Erik H. Saestad
ROV Manager, Norway

John A. Stevenson
Regional Manager, Inspection, Europe & Africa

John Watkinson
Regional Manager, Inspection, England & Wales

F. Richard Frisbie
Senior Vice President – Deepwater Technologies

Kevin Kerins
Vice President ROV

Neil Wellam
Business Development Manager

Philip D. Gardner
Senior Vice President, Manufacturing

Larry A. Braunz
Vice President & General Manager Oceaneering Multiflex U.S.

R. Dan Jolly
Vice President & General Manager, OIE

Jeffrey M. White
Vice President Sales & Marketing Business Development

Fernando Fontes
Operations Manager, Brazil

John Marsh
Director, General Manager Oceaneering Multiflex U.K.

Charles Eric Brown
OIE – UK Manager

Robert C. Burnett
Commercial Manager Multiflex

John N. Charalambides
Manager, OIE Brazil

Michael T. Cunningham
Marketing Manager

Alan Curtis
Division Controller

Anthony Franklin
Strategic Business Analyst

Paul Frikstad
General Manager, Rotator

Bruce T. Garthwaite
Operations Manager

Charles B. Hansen
OIE – Norway Manager

Daniel A. Krohn
Subsea Field Development Manager

Richard W. McCoy
Rapid Prototype Development Manager

Peter A. Moles
Chief Engineer Worldwide

Lynda Morse
Director Materials Management

John F. Peterson
Manager, Pipeline Repair Service

Graeme E. Reynolds
BOP Controls Manager

Chuck Sample
Commercial Manager

Matthew R. Sterner
Manager, HSE

Drew Trent
ROV Tooling & Intervention Manager

Joseph F. Wadsworth
AUV Manager

Linda Wainwright
OIE Controller

Dana C. Weber
Director Quality Assurance

ADVANCED TECHNOLOGIES

John R. Kreider
Senior Vice President

Mark M. Gittleman
Vice President & General Manager Oceaneering Space Systems

Chris Klentzman
Vice President & General Manager Marine Services

Duncan McLean
Vice President & General Manager OTECH

Donald W. Welch
Vice President Business Development

Wayne Bromwell
Manager, Surface Ships

Robert Brown
Division Controller

Kent Copeland
Manager, Robotics & Automation Programs

Don Craig
Manager, Underwater Ship Repair

John Hammond
Manager, San Diego

Larry Karl
Manager, Marine Systems

Roy Klusendorf
Manager, Program Development

George Koch
QA/Safety Manager

Dave Mauck
Manager, Entertainment Systems

Marty Merzwa
Sub-Safe Program Director / Marketing Director

Julie Nelson
General Manager OTECH-Nauticos

Dan Pol
Manager, Projects

Lisa Porter
Manager, Product Assurance

Frank Sager
Manager, Operations & Services / NBL

Perry Smith
Manager, Waterfront Facilities

Tom Stowell
Director, Submarine Programs

Dave Wallace
Manager, Thermal & Military Systems

Dave Weaver
Manager, Marine Projects

Michael Withey
Manager, Human Space Flight

The use in this report such terms as Oceaneering, Company, group, organization, we, us, and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

CORPORATE OFFICE

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3011
P.O. Box 40494
Houston, Texas 77240-0494
Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

STOCK SYMBOL: OII

Stock traded on NYSE
CUSIP Number: 675232102
Please direct communications concerning stock transfer requirements or lost certificates to our transfer agent.

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
OII Account Information – www.equiserve.com
Telephone: (781) 575-2879

ANNUAL SHAREHOLDERS' MEETING

Date: May 14, 2004
Time: 8:30 a.m. CDT
Location: Oceaneering International, Inc.
Corporate Office Atrium
11911 FM 529
Houston, Texas 77041

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP
5 Houston Center
1401 McKinney, Ste. 1200
Houston, Texas 77010-4035

COUNSEL

Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002-4995

FORM 10-K

The entire Form 10-K, as filed with the Securities and Exchange Commission, may be accessed through the Oceaneering website www.oceaneering.com by selecting "Shareholder Information," then "SEC Financial Reports," then selecting the desired report, or may be obtained by writing to:

George R. Haubenreich, Jr.
Secretary
Oceaneering International, Inc.
P.O. Box 40494
Houston, Texas 77240-0494

PHOTO AND ILLUSTRATION CREDITS:

Page 4 Hydra®Magnum 81 – OII Installation Group
Ocean Producer – Photo Courtesy of Peter Bacon Photography
Page 5 *Ocean Intervention* – Ross Mabie
Digital Eddy Current – Jim McNab
Diver/Ship Repair - Randy Crow
Page 8 Digital Ultrasonics – Jim McNab
Gamma Projection – Jim McNab
Phased Array Ultrasonics – Jim McNab
Page 9 Florida Facility – Steve Bergman
Planetary Cabling Machine – Steve Bergman
Page 10 Pipeline Repair Spool – Robert Pippin
Page 11 Deep Ocean Sonar Operations – Julie Nelson
Page 12 Subsea Production Control Valve – Bjorn O. Nyborg

FORWARD-LOOKING STATEMENTS

All statements in this report that express a belief, expectation, or intention, as well as those that are not historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations that involve a number of risks, uncertainties, and assumptions. Among the factors that could cause the actual results to differ materially from those indicated in the forward-looking statements are: industry conditions, prices of crude oil and natural gas, Oceaneering's ability to obtain and the timing of new projects, operating risks, changes in government regulations, technological changes, and changes in competitive factors. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, actual outcomes could vary materially from those indicated. These and other risks are fully described in Oceaneering's annual report on Form 10-K for the year ended December 31, 2003 and other periodic filings with the Securities and Exchange Commission.



Design: Origin Design, Houston, Texas
www.origindesign.com

OCEANEERING

Engineered Products & Services

OCEANEERING INTERNATIONAL, INC.
3011 FM 529
Houston, Texas 77041-3011

P.O. Box 40494
Houston, Texas 77240-0494
Telephone: (713) 329-4500
Fax (713) 329-4951